Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP RELEASES FISCAL 2021 SUSTAINABILITY REPORT

VANCOUVER, British Columbia – November 19, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for Fiscal 2021, detailing the Company’s commitment and contributions to environmental, social, and governance (“ESG”) factors, practices, and management.

As a responsible miner, Silvercorp integrates ESG factors into its strategic planning, operations, and management, generating impactful change in its communities and creating sustainable economic, social, and environmental value for all stakeholders. Silvercorp’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with local communities.

The Company’s report has been prepared in accordance with the Core option of the Global Reporting Initiative (GRI) Standards, the China Corporate Social Responsibility Reporting Guidelines 4.0 by the Chinese Academy of Social Sciences (CASSCSR4.0) and the CASS-CSR 4.0 Mining Industry, the SDG Compass by the United Nations Global Compact (UNGC), and the Global Industry Standard on Tailings Management by the International Council on Mining and Metals (ICMM).

A PDF version of report is available for download at www.silvercorpmetals.com , along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/sustainability/.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com